Exhibit 4.19
COMMON STOCK PURCHASE AGREEMENT
     THIS COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of February 12, 2004 by and among NGTV, a California corporation (the “Company”) and each person listed on Schedule A, attached hereto (individually a “Purchaser” and collectively, the “Purchasers”).
RECITALS
     WHEREAS, the Gene Simmons, Richard Abramson and Allan Brown (collectively, the “Group”) has in the past, loaned the Company an aggregate of $150,000, evidenced in part by certain promissory notes (the “Debt”); and
     WHEREAS, it was contemplated from the outset that the Debt would be converted into equity and the Company wishes now to 20,520,903 shares of Common Stock of the Company in full and final satisfaction of the Debt and any interest accrued thereon, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.
     NOW, THEREFORE, the parties hereto hereby agree as follows:
AGREEMENT
1. Sale and Issuance of Common Stock.
     1.1 Sale and Issuance of Shares. Subject to the terms and conditions of this Agreement, Purchasers agree to purchase at the Closing and the Company agrees to sell, issue and deliver to Purchasers at the Closing 20,520,903 shares of common stock, no par value per share, of the Company (such shares to be so purchased, the “Shares”) allocated in accordance with Schedule A.
     1.2 Payment for Shares. As payment in full for the Shares being acquired by Purchasers hereunder, the Debt will be irrevocably deemed canceled and satisfied in full (the “Purchase Price”). For the avoidance of doubt, the parties agree that no portion of the Shares is being issued to a Purchaser for past, present or future services of any kind and the Company’s obligation to close and the rights of the Purchasers to the Shares and retention of same are not dependant upon the performance of Services by a Purchaser for any person.
2. The Closing. The consummation of the sale and purchase of the Shares (the “Closing”) shall take place simultaneously with the Closing of the Private Placement offering led by Standard Capital Securities Corporation and the repurchase of all outstanding shares of Series A-1 Preferred Stock.
     2.1 Deliveries by Purchaser. At or before the Closing, Purchaser shall deliver the following items to the Company:
     (i) a Subscription Application in the form attached hereto as Exhibit 1, duly executed by each Purchaser;

     (ii) the original of the Promissory Note, dated as of March 11, 2003, issued by Company to the Group in the amount of Fifty Thousand Dollars ($50,000).
     (iii) this Agreement duly executed by each Purchaser.
     2.2 Deliveries by Company. At the Closing, Company shall deliver to each Purchaser a stock certificate representing the Shares purchased as specified on Schedule A, duly executed by the Company, against receipt by the Company of the Purchase Price therefore and a copy of this Agreement duly executed by Company.
     2.3 Conditions to Closing. The Closing shall not take place until the following conditions have been satisfied or waived:
     (i) the deliveries under sections 2.1 and 2.2 have been made; and
     (ii) all outstanding shares of Series A-1 Preferred Stock shall have been repurchased by the Company.
3. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser as follows:
     3.1. Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of California and is qualified to conduct its business as a foreign corporation in each jurisdiction where the failure to be so qualified would have a material adverse effect on the Company.
     3.2. Authorization of Agreement, Etc. The execution, delivery and performance by the Company of this Agreement and the Subscription Application (collectively, the “Financing Documents”) have been duly authorized by all requisite corporate action of the Company; and this Agreement has been duly executed and delivered by the Company. This Agreement, when executed and delivered by the Company, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights and remedies generally, and subject as to enforceability to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
     3.3. The Company agrees that the Purchasers will have the benefit of all the representations, warranties and covenants given by the Company in the Subscription Agreements referred to in the Agency Agreement between the Company and Standard Securities Capital Corporation and further agrees that all such representations, warranties and covenants will be deemed to be incorporated herein as if they were reproduced in their entirety, with such changes as are necessary in order to reflect that such representations, warranties and covenants are being made by the Company to the Purchasers herein.
4. Representations and Warranties of Purchasers. Each Purchaser hereby represents and warrants to the Company as follows:

     4.1. Authorization of the Documents. Purchaser has all requisite power and authority (corporate or otherwise) to execute, deliver and perform the Financing Documents and the transactions contemplated thereby, and each such Financing Document, when executed and delivered by Purchaser, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.
     4.2. Investment Representations. All of the representations, warranties and information of each Purchaser provided in the Subscription Application are incorporated herein and made a part hereof by this reference and shall be true at the Closing with the same effect as though made at the Closing.
     4.3. U.S.A. Patriot Act Representations. Each Purchaser represents, warrants and covenants that Purchaser:
          ☐ (i)(a) is subscribing for the Common Stock for Purchaser’s own account, own risk and own beneficial interest, (b) is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person or entity, nominee account or beneficial owner, whether a natural person or entity (each such natural person or entity, an “Underlying Beneficial Owner”) and no Underlying Beneficial Owner will have a beneficial or economic interest in the Common Stock being purchased by Purchaser (whether directly or indirectly, including without limitation, through any option, swap, forward or any other hedging or derivative transaction), (c) if it is an entity, including, without limitation, a fund-of-funds, trust, pension plan or any other entity that is not a natural person (each, an “Entity”), has carried out thorough due diligence as to and established the identities of such Entity’s investors, directors, officers, trustees, beneficiaries and grantors (to the extent applicable, each a “Related Person” of such Entity), holds the evidence of such identities, will maintain all such evidence for at least five years from the date of Purchaser’s resale or other disposition of all the Common Stock, will request such additional information as the Company may require to verify such identities as may be required by applicable law, and will make such information available to the Company upon its request, and (d) does not have the intention or obligation to sell, pledge, distribute, assign or transfer all or a portion of the Common Stock to any Underlying Beneficial Owner or any other person; or (check and initial one box)
          ☐ (ii)(a) is subscribing for the Common Stock as a record owner and will not have a beneficial ownership interest in the Common Stock, (b) is acting as an agent, representative, intermediary, nominee or in a similar capacity for one or more Underlying Beneficial Owners (as defined in (A)(i)(a) above), and understands and acknowledges that the representations, warranties and agreements made in the Financing Documents are made by Purchaser with respect to both Purchaser and the Underlying Beneficial Owner(s), (c) has all requisite power and authority from the Underlying Beneficial Owner(s) to execute and perform the obligations under the Subscription Application, (d) has carried out thorough due diligence as to and established the identities of all Underlying Beneficial Owners (and, if an Underlying Beneficial Owner is not a natural person, the identities of such Underlying Beneficial Owner’s Related Persons (to the extent applicable)), holds the evidence of such identities, will maintain all such evidence for at least five years from the date of Purchaser’s resale or other disposition of all the Common Stock, and will make such information available to the Company upon its request and (e) does not have the intention or obligation to sell, pledge, distribute, assign or transfer all or a portion of the Common Stock to any person other than the Underlying Beneficial Owner(s).
     (B) Purchaser hereby represents and warrants that the proposed investment in the Company that is being made on its own behalf or, if applicable, on behalf of any Underlying Beneficial Owners does not directly or indirectly contravene United States federal, state, local or international laws or regulations applicable to Purchaser, including anti-money laundering laws (a “Prohibited Investment”).
     (C) Federal regulations and Executive Orders administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at <www.treas.gov/ofac>. Purchaser hereby represents and warrants that neither Purchaser nor, if applicable, any Underlying Beneficial Owner or Related Person, is a country, territory, person or entity named on an OFAC list, nor is Purchaser nor, if applicable, any Underlying Beneficial Owner or Related Person, a natural person or entity with whom dealings are prohibited under any OFAC regulations.
     (D) Purchaser represents and warrants that neither Purchaser nor, if applicable, any Underlying Beneficial Owner or Related Person, is a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure within the meaning of, and applicable guidance issued by the Department of the Treasury concerning, the U.S. Bank Secrecy Act (31 U.S.C. §5311 et seq.), as amended, and any regulations promulgated thereunder.
     (E) Purchaser agrees promptly to notify the Company should Purchaser become aware of any change in the information set forth in paragraphs (A) through (D).
     (F) Purchaser agrees to indemnify and hold harmless the Company, its affiliates, their respective directors, officers, shareholders, employees, agents and representatives (each, an “Indemnitee”) from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) (collectively, “Damages”) which may result, directly or indirectly, from Purchaser’s misrepresentations or misstatements contained herein or breaches hereof relating to paragraphs (A) through (D).
     (G) Purchaser understands and agrees that, notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following Purchaser’s investment in the Company, it is discovered that the investment is or has become a Prohibited Investment, such investment may immediately be redeemed by the Company or otherwise be subject to the remedies required by law, and Purchaser shall have no claim against any Indemnitee for any form of Damages as a result of such forced redemption or other action.
     (H) Upon the written request from the Company, Purchaser agrees to provide all information to the Company to enable the Company to comply with all applicable anti-money laundering statutes, rules, regulations and policies, including any policies applicable to a portfolio investment held or proposed to be held by the Company. Purchaser understands and agrees that the Company may release confidential information about Purchaser and, if applicable, any Underlying Beneficial Owner(s) or Related Person(s) to any person, if the Company, in its sole discretion, determines that such disclosure is necessary to comply with applicable statutes, rules, regulations and policies.
     4.5. Legal Counsel. Purchaser understands that the law firm of Richardson and Patel LLP and its attorneys represent the Company and Purchaser has had the opportunity to retain its own legal counsel in connection with transactions contemplated herewith.
     4.6. Risk Factors. Each Purchaser understands that its investment in the Shares involves a high degree of risk.
     4.7. No Public Market. Each Purchaser acknowledges that there is not and may never be a public market for the Shares. Thus, Purchaser realizes that it cannot expect to be able to liquidate its investment in the Shares readily or at all.
     4.8. Restricted Stock. Purchaser understands and acknowledges that the Shares have not been, and when issued will not be, registered with the Securities and Exchange Commission. Further, the Purchaser understands and acknowledges that the certificates representing the Common Stock, when issued, shall bear a restrictive legend as indicated in the Subscription Application.
     4.9. No Endorsement of Securities. The Buyer understands that no United States Federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares.
     4.10. Due Diligence. Each Purchaser (i) has been provided with sufficient information with respect to the business of the Company for the Purchaser to determine the suitability of making an investment in the Company and such documents relating to the Company as the Purchaser has requested and the Purchaser has carefully reviewed the same, (ii) has been provided with such additional information with respect to the Company and its business and financial condition as the Purchaser, or the Purchaser’s agent or attorney, has requested, and (iii) has had access to management of the Company and the opportunity to discuss the information provided by management of the Company and any questions that the Purchaser had with respect thereto have been answered to the full satisfaction of the Purchaser.
     4.11. Investment Decision. Purchaser represents that, in connection with its purchase of the Shares, it has conducted and concluded a due diligence investigation to its satisfaction.
     4.12. Reliance on Representations and Warranties. Notwithstanding any contrary provision in this Agreement including any exhibit hereto, no investigation or opportunity afforded the Purchasers to conduct due diligence (nor any recital or provision of the NGTV Subscription Application) shall in any way affect, or limit liability for, any representation, warranty or covenant of the Company contained in this Agreement and Purchasers will be deemed to have relied solely upon the representations, warranties and covenants contained in this Agreement (taking into account paragraph 3.3. hereof), notwithstanding any contrary information that may have been provided or made available to any Purchaser or any of

Purchaser’s respective representatives or that any Purchaser discovered in the cause of any such investigation either prior to or subsequent to the date of this Agreement.
     4.13. Assignment of Intellectual Property Rights. Purchaser agrees that he has no right, title or interest of any kind in the trademarks, service marks or domain names “NG,” “NGTV” and “No Good TV” or to any similar trademark, service mark or domain name relating to the business of the Company.
5. Brokers and Finders. The Company shall not be obligated to pay any commission, brokerage fee or finder’s fee based on any alleged agreement or understanding between Purchaser and a third person in respect of the transactions contemplated hereby, except with respect to the issuance of 3,648,971 shares of the Common Stock to Keith Stein. Purchaser hereby agrees to indemnify the Company against any claim by any third person for any commission, brokerage or finder’s fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between Purchaser and such third person, whether express or implied from the actions of Purchaser other than a claim by Mr. Stein for the issuance of the aforementioned shares.
6. Indemnification. Each party to this Agreement hereby agrees to indemnify and defend (with counsel acceptable to the Indemnitee) the other party and its officers, directors, employees and agents and hold them harmless from and against any and all liability, loss, damage, cost or expense, including costs and reasonable attorneys’ fees, incurred on account of or arising from any breach of or inaccuracy in the indemnifying party’s representations, warranties or agreements herein (taking into account 3.3. hereof).
7. Successors and Assigns. This Agreement shall bind and inure to the benefit of the Company, Purchaser and their respective successors and assigns.
8. Entire Agreement. This Agreement and the other writings and agreements referred to in this Agreement or delivered pursuant to this Agreement contain the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, including but not limited to the LOU, among the parties with respect thereto.
9. Notices. All notices, demands and requests of any kind to be delivered to any party in connection with this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed to the Company at NGTV, 6310 San Vicente Boulevard, Suite 500, Los Angeles, CA 90048, Attention Jay Vir, with a copy to Richardson & Patel LLP, 10900 Wilshire Blvd., Suite 500, Los Angeles, CA 90024, facsimile: (310) 208-1154, Attention: Addison Adams, Esq.; and if to Purchaser, to the address listed on Schedule A, or to such other address as the party to whom notice is to be given may have furnished to the other parties to this Agreement in writing in accordance with the provisions of this Section. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of internationally-recognized overnight courier, on the next business day after the date when sent and (iii) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

10. Amendments. This Agreement may not be modified or amended, or any of the provisions of this Agreement waived, except by written agreement of the Company and Purchaser.
11, Governing Law; Waiver of Jury Trial. All questions concerning the construction, interpretation and validity of this Agreement shall be governed by and construed and enforced in accordance with the domestic laws of California without giving effect to any choice or conflict of law provision or rule (whether in the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. In furtherance of the foregoing, the internal law of the State of California will control the interpretation and construction of this Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.
     BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS RELATED HERETO.
12. Submission to Jurisdiction. Any legal action or proceeding with respect to this Agreement or the other Financing Documents must be brought in the courts of the State of California or the United States of America located in the City of Los Angeles, California and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect to their property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereby irrevocably waive, in connection with any such action or proceeding, any objection, including, without limitation, any objection to the venue or based on the grounds of forum non-conveniens, which it may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions. The parties hereby irrevocably consent to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address as set forth herein.
13. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
14. Independence of Agreements, Covenants, Representations and Warranties. All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such covenant. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder. The exhibits and any schedules attached hereto are hereby made part of this Agreement in all respects.
15. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding in the same manner as an original thereof.
16. Headings. Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
17. Expenses. Purchaser shall pay Purchaser’s own fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of the Financing Documents.
18. Preparation of Agreement. Each party to this Agreement acknowledges that: (i) the party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other party hereto; (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable to such party; and (iii) such party has voluntarily entered into the transactions contemplated by this Agreement without duress or coercion. Each party further acknowledges that such party was not represented by the legal counsel of any other party hereto in connection with the transactions contemplated by this Agreement, nor was he or it under any belief or understanding that such legal counsel was representing his or its interests. Each party agrees that no conflict, omission or ambiguity in this Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against any other party to this Agreement on the basis that such party was responsible for drafting this Agreement.
* * * * *

     IN WITNESS WHEREOF, each of the undersigned has duly executed this Common Stock Purchase Agreement as of the date first written above.

“Company”
NGTV

By: /s/ Janak Vibhakar
Name: Janak Vibhakar
Title: President

By: /s/Kourosh Taj
Name: Kourosh Taj
		Title:	Chief Executive Officer
“PURCHASERS”:

RICHARD ABRAMSON LLC

By:	/s/ Richard Abramson

Richard Abramson

GENE SIMMONS LLC

By:	/s/ Gene Simmons

Gene Simmons

/s/ Allan Brown

Allan Brown

Schedule A
List of Purchasers

1.	Richard Abramson LLC	5,623,977 shares of Common Stock

2.	Allan Brown	5,623,977 shares of Common Stock

3.	Gene Simmons LLC	5,623,977 shares of Common Stock

TOTAL:	16,871,932 shares of Common Stock

EXHIBIT 1
EXECUTED SUBSCRIPTION APPLICATION – GENE SIMMONS, LLC
(see attached)

EXHIBIT 2
EXECUTED SUBSCRIPTION APPLICATION – RICHARD ABRAMSON, LLC
(see attached)

EXHIBIT 3
EXECUTED SUBSCRIPTION APPLICATION – ALLAN BROWN
(see attached)